Viceroy Exploration Ltd.
(an exploration stage company)

2006 Three Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three months ended March 31, 2006 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: May 8, 2006

“Robert V. Matthews”

Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)
	March 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	78,442,839	23,116,259
Prepaid expenses	107,669	143,884
	78,550,508	23,260,143
Exploration properties (note 2)	24,775,713	19,944,753

Furniture and equipment – corporate office	67,907	48,708
	103,394,128	43,253,604
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,997,023	959,140

Shareholders’ Equity

Capital stock (52,661,235 common shares; December 31, 2005 –	104,820,455	45,116,078
42,033,043 common shares) (note 3 (a))

Stock options and brokers’ warrants (note 3 (d))	3,855,634	4,125,351

Deficit	(7,278,984)	(6,946,965)
	101,397,105	42,294,464
	103,394,128	43,253,604

Approved by the Board of Directors

“W. David Black”	“Robert V. Matthews”

Director	Director
W. David Black	Robert V. Matthews

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,

	2006	2005
	$	$

Expenses
Stock-based compensation
Directors/officers/employees	-	761,241
Other consultants	-	331,456
	-	1,092,697

Salaries, benefits and officer consultants	423,286	167,718
Stock exchange/transfer agent/listing application	69,565	11,147
Professional fees	77,497	12,897
Shareholders’ communication	21,966	6,884
Amortization	7,539	4,000
Investor relations	53,164	48,796
Travel and lodging	4,935	-
Office and miscellaneous	70,677	44,249

Loss before the following	728,629	1,388,388

Interest income	(408,849)	(82,306)

Foreign exchange loss (gain)	12,239	(2,374)

Loss for the period	332,019	1,303,708

Deficit - Beginning of period	6,946,965	3,825,130

Deficit - End of period	7,278,984	5,128,838

Basic and diluted loss per share	0.01	0.04

Weighted average number of shares outstanding	47,345,177	35,524,752

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months
	Ended March 31,

	2006	2005
	$	$

Cash flows (used in) from operating activities
Loss for the period	(332,019)	(1,303,708)

Non-cash charges (note 4 (a))	7,539	1,096,697
Changes in non-cash working capital items (note 4 (b))	22,357	(142,480)

	(302,123)	(349,491)

Cash flows (used in) from investing activities
Exploration properties	(3,350,729)	(1,138,119)
Furniture and equipment – corporate office	(26,738)	(5,466)

	(3,377,467)	(1,143,585)

Cash flows from financing activities
Bought deal financing – net	56,637,142	-
Exercise of warrants and stock options	2,369,028	218,500

	59,006,170	218,500

Increase (decrease) in cash and cash equivalents	55,326,580	(1,274,576)

Cash and cash equivalents - Beginning of period	23,116,259	14,498,984

Cash and cash equivalents - End of period	78,442,839	13,224,408

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	78,442,839	13,224,408

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	March 31, 2006

	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$
Property

Gualcamayo	5,298,770	18,603,432	23,902,202
Salamanca	260,187	108,368	368,555
Las Flechas	200,000	400	200,400
Evelina	200,000	3,551	203,551
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	18,716,756	24,775,713

	December 31, 2005

	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$
Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	13,885,796	19,944,753

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

Gualcamayo property exploration expenditures are as follows:

	Three Months		Cumulative to
	Ended March 31,		March 31,

	2006	2005	2006
	$	$	$
Drilling	812,984	296,277	4,499,765
Geologists and engineers salaries/fees/travel/lodging	313,668	168,306	1,807,639
Stock-based compensation	428,490	-	642,509
Bonus shares	-	-	138,361
Field support	589,077	292,723	2,952,258
Assays	63,811	19,704	642,385
Aeromagnetic survey	136,813	-	136,813
EIS/property permits/cannon payments	373,893	12,171	865,593
Road maintenance/drill pads	173,345	243,678	1,227,925
Location administration/ office support	163,609	59,509	721,845
Vehicles/equipment/camp	113,452	49,045	679,588
Access road	537,711	-	1,228,195
Engineering studies	636,836	29,498	1,108,849
Argentine value added tax	444,349	147,537	1,951,707
	4,788,038	1,318,448	18,603,432

3	Capital stock a) Issued and outstanding – common shares

a) Issued and outstanding – common shares

	Three Months Ended
	March 31, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	42,033,043	45,116,078
Bought deal financing, net of $3,000,000
underwriters’ fee and $362,858 expenses of issue	9,600,000	56,637,142
Exercise of private placement warrants	288,736	794,024
Exercise of brokers’ warrants	224,456	770,225
Exercise of stock options	515,000	1,502,986
Balance – March 31, 2006	52,661,235	104,820,455

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

b)	Warrants

	Three Months Ended
	March 31, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance – December 31, 2005	2,864,140	2.75
Exercise of private placement warrants	(288,736)	2.75
Exercise of brokers’ warrants	(224,456)	2.75
Balance – March 31, 2006	2,350,948	2.75

As at March 31, 2006, a total 2,350,948 warrants are outstanding from the December 6, 2004 financing, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $6,465,107, until December 6, 2006. The above-described outstanding warrants are comprised of 2,297,706 private placement warrants and 53,242 brokers’ warrants.

c)	Stock options:

	Three Months Ended
	March 31, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance - December 31, 2005	3,470,000	2.03
Granted to project geologists and engineers capitalized
to property exploration expenditures	465,000	5.84
Exercise of options by directors/officers/employees	(460,000)	1.81
Exercise of options by other consultants	(40,000)	1.39
Exercise of options by project geologists and
engineers	(15,000)	4.61
Balance – March 31, 2006	3,420,000	2.58

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

The following table summarizes information on stock options outstanding at March 31, 2006.

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50	100,000	2.45	0.50
1.25 – 1.35	1,073,000	2.78	1.27
1.57	400,000	3.45	1.57
2.46	817,000	3.70	2.46
3.24 – 3.55	490,000	4.36	3.49
4.61	75,000	4.72	4.61
5.10	255,000	4.77	5.10
6.74	210,000	4.97	6.74

	3,420,000	3.62	2.58

d)	Stock options and brokers’ warrants

	Three Months
	Ended March 31, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	3,657,698	4,125,351

Stock-based compensation to project geologists and engineers
capitalized to property exploration expenditures	161,220	428,490
Exercise of stock-based compensation by
directors/officers/employees	(460,000)	(476,008)
Exercise of stock-based compensation by other consultants	(40,000)	(35,032)
Exercise of stock-based compensation by project geologists
and engineers capitalized to property exploration expenditures	(15,000)	(34,196)
Exercise of stock-based compensation by brokers’
commission warrants	(224,456)	(152,971)

Balance – March 31, 2006	3,079,462	3,855,634

As of March 31, 2006, four options for 393,780 shares are subject to vesting over various periods to March 31, 2007.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

Assumptions used in calculating the fair value of stock-based compensation (Black-Scholes pricing model) recorded in the three months ended March 31, 2006:

Stock options granted to
project geologists and
engineers capitalized to
property exploration
expenditures

Number of common shares	161,220
Grant price per share	$4.62 - $6.70
Exercise price per share	$4.61 - $6.74
Risk-free interest rate (percent)	3.84 - 4.22
Annual dividend per share	nil
Price volatility (percent)	52 - 54
Option life in years	5
Weighted average grant date fair value per share	$5.26

4	Supplemental cash flow information

	a)	Changes in non-cash charges:

	Three Months
	Ended March 31,

	2006	2005
	$	$
Amortization	7,539	4,000
Stock-based compensation	-	1,092,697
	7,539	1,096,697

b)	Changes in non-cash working capital items:

	Three Months
	Ended March 31,

	2006	2005
	$	$
Decrease (increase) in prepaid expenses	36,215	(72,979)
Decrease (increase) in accounts payable and accrued liabilities	(13,858)	(69,501)
	22,357	(142,480)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

5	Geographic segment information

Assets by geographic segment are as follows:

	March 31,	December 31,
	2006	2005
	$	$
Canada	78,278,612	22,633,525
Argentina	25,074,372	20,604,375
Caribbean	41,144	15,704
	103,394,128	43,253,604

6	Related party transactions

During the three months ended March 31, 2005, a total $158,625 in cash compensation pursuant to consulting service arrangements was paid or was payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

Refer also to the subsequent event (note 7)

7	Subsequent Event

On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.